UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Tracy L. Warner
   3901 7th Ave. South, Suite 200
   Seattle, WA  98108
2. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, INC. (BRZZ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer
   -----------------------
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $4.70   6/7/01  A    19,858          (1) 6/7/11   Common Stock 19,858        19,858       D
____________________________________________________________________________________________________________________________________
Employee Stock Option    $1.50
(Right to purchase)                                           (2) 11/1/09  Common Stock 15,000        15,000       D
____________________________________________________________________________________________________________________________________
Employee Stock Option    $1.50
(Right to purchase)                                           (3) 11/01/10 Common Stock 10,000        10,000       D
____________________________________________________________________________________________________________________________________
Employee Stock Option    $6.00
(Right to purchase)                                           (4)  1/24/11  Common Stock 2,142         2,142       D
____________________________________________________________________________________________________________________________________


Explanation of Responses:

(1) The option becomes exercisable for 4,965 shares on each of the first two anniversaries of June 7, 2001 and for 4,964 shares on each of the subsequent two anniversaries of June 7, 2001.

(2)  The option  became  exercisable  for 3,750  shares on  November 1, 2000 and
     becomes   exercisable   for  3,750   shares  on  each  of  the  next  three
     anniversaries of that date.

(3) The option became exercisable for 1,250 shares on each of the first four anniversaries of NOvember 1, 2000.

(4) The option becomes exercisable for 536 shares on January 24, 2002, for 536 shares on February 24, 2003 and for 535 shares on each of the next two anniversaries of that date.




                               /s/ Tracy L. Warner                  02/14/02
                               ----------------------------         -------
                             **Signature of Reporting Person          Date